Franc-Or Resources Corporation

1801 McGill College Avenue
Suite 1325
Montreal, Quebec
H3A 2N4

Tel. : (514) 842-5323
Fax : (514) 842-3306

Montreal, May 29, 2003


03022745


SEC MAIL PROCESSING
RECEIVED
JUN 09 2003
WASH. D.C. 187 SECTION

Attn. : Filings
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington DC 20549
USA

SUPPL

Re : Franc-Or Resources Corporation
Exemption : Rule 12g3-2(b)
File No. : 82-4164

Dear Sirs :

Please find attached the Consolidated Interim Unaudited Financial Statements for the three month period ended March 31, 2003. The exemption has been indicated on the top right hand corner of the document, together with the file number.

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

Yours truly,

Vatché Tchakmakian, CA
Chief Financial Officer

dlw 6/19

Franc-Or Resources Corporation

Consolidated Interim Financial Statements

Three Months Ended March 31, 2003

Message to Shareholders

First Quarter 2003

As I write this, gold has once again jumped to US $372 per ounce, supported by a sharply weakened US dollar and awakened fears of more deadly terrorist attacks such as those recently carried-out by al Qaida followers on three compounds in Riyadh, Saudi Arabia. Simultaneously we are faced with worldwide uncertainty regarding the strong posture of the United States against Iran and North Korea in its ongoing attempts to control potential nuclear arms capability in those countries. Yet at the same time a glimmer of hope for peace in the Middle East emerges with the historic vote of Israel's Cabinet to accept a timetable for the creation of an independent Palestinian state in the West Bank and Gaza Strip. A similar dichotomy exists in the financial sector, with markets exhibiting brief periods of optimism and increased growth in productivity amid reports of weakness in economic fundamentals and continued fears of deflation and a second recession in the United States. U.S. monetary policy has added to the concern and confusion with official statements reiterating that a strong-dollar will be maintained while the Treasury Secretary John Snow tells a Group of Seven finance ministers that this does not imply the setting of any particular exchange rate. As a result of these statements in the face of record long-term U.S. trade deficits, the euro broke its all-time high above $1.19 against the dollar. Amid this uncertainty and juxtaposed economic indicators, it is no surprise that the price of gold has been, and will likely continue to be, volatile. The selective use of the strong-dollar policy by the U.S. Federal Reserve will likely pressure the price of gold back below US $370 and the inevitable continuation of terrorist attacks around the world will just as likely push it toward US $400 per ounce eventually. For this reason we remain committed to the exploration for gold, but with a realistic outlook that the price will be moderated by U.S. currency policy for some time.

In Nevada, exploration efforts were ongoing at the Buffalo Mountain prospect, with ten reverse circulation drill holes having recently been completed totaling 5,560 feet. We are awaiting receipt of all the down-hole analyses and expect to be able to release them soon. At Humboldt Springs, we have completed revised seismic reflection profiles and have re-positioned several structural and related alteration targets at depths that are approximately 1,000 to 1,800 feet beneath the valley surface. We are weighing the cost and risk parameters for the Cordex syndicate to drill additional holes, while simultaneously having been in discussions with three major companies regarding a possible joint venture on the property. Our current contract with Cordex expires on June 30th and this point it is unlikely that we will continue with a reconnaissance program in Nevada. We are, however, accelerating our acquisition efforts throughout North America and in a few selective foreign countries in a search for properties with modest reserves or resources that might provide us with near to medium-term positive cash flow and long-term exploration upside. We have begun an aggressive search for such properties in Quebec to take advantage of our presence in Montreal.

In French Guiana, we are growing increasingly frustrated with the uncooperative attitude of the French Administration in response to various requests regarding both the Haute-Mana and St. Pierre properties, and we hold little hope of receiving fair and equitable treatment. Accordingly, we continue to minimize our expenditures and exposure within the Department.

We continue to face delays in Urrma Biopharma's completion of the critical 06 clinical study testing the viability of the diagnostic kit to distinguish progression or non-progression into the AIDS disease. The results of this study will be released as soon as we receive them from Urrma.

(S) Robert J. Casaceli
President and C.E.O

May 26, 2003

Franc-Or Resources Corporation

Consolidated Balance Sheets

	March 31 2003 (unaudited)	December 31 2002 (audited)
Assets		
Current assets		
Cash	$ 1,045,565	$ 1,604,859
Short-term investments	1,930,059	1,890,407
Accounts receivable	42,534	42,467
	3,018,158	3,537,733
Investments (Note 2)	3,300,000	3,090,000
Capital assets		
Deferred exploration costs (Note 3)	1,017,102	896,495
Machinery and equipment	51,508	51,508
	1,068,610	948,003
	$ 7,386,768	$ 7,575,736
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 315,170	$ 324,214
Shareholders' Equity		
Share capital (Note 4)	30,992,408	30,992,408
Deficit	(23,920,810)	(23,740,886)
	7,071,598	7,251,522
	$ 7,386,768	$ 7,575,736

See accompanying notes

Franc-Or Resources Corporation

Consolidated Statements of Operations and Deficit

	Three-month period ended March 31	
	2003 (unaudited)	**2002** (unaudited)
Revenues		
Investment income	$ 21,240	$ 13,578
Royalty revenue	8,691	22,492
	29,931	36,070
Expenses		
Professional and consulting fees	46,734	52,686
Administration expenses and shareholders' information	47,074	31,112
Write-down of investments (Note 2)	30,000	-
Write-down of deferred exploration costs (Note 3)	86,047	-
Amortization of machinery and equipment	-	15,173
	209,855	98,971
Net loss for the period	(179,924)	(62,901)
Deficit at beginning of period	(23,740,886)	(20,186,106)
Deficit at end of period	$ (23,920,810)	$ (20,249,007)
Loss per share – basic and diluted	*$ (0.01)*	*$ -*
Weighted average number of outstanding shares during the period	25,760,762	23,058,059

See accompanying notes

Franc-Or Resources Corporation

Consolidated Statements of Cash Flows

	Three-month period ended March 31	
	2003 (unaudited)	2002 (unaudited)
Operating activities		
Net loss for the year	$ (179,924)	$ (62,901)
Adjustment for :		
Write-down of investments (Note 2)	30,000	-
Write-down of deferred exploration costs (Note 3)	86,047	-
Amortization of machinery and equipment	-	15,173
	(63,877)	(47,728)
Net change in non-cash working capital items:		
Interest accrued on short-term investments	(16,911)	20,171
Account receivable	(67)	(6,537)
Accounts payable and accrued liabilities	(9,044)	(29,187)
	(26,022)	(15,553)
Cash flows used for operating activities	(89,899)	(63,281)
Investing activities		
Deferred exploration costs	(206,654)	(274,632)
Short term investments	(22,741)	(191,716)
Investments	(240,000)	(1,000,000)
Cash flows used for investing activities	(469,395)	(1,466,348)
Net change in cash	(559,294)	(1,529,629)
Cash at beginning of period	1,604,859	3,604,792
Cash at end of period	$ 1,045,565	$ 2,075,163

See accompanying notes

1. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Corporation have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. The interim consolidated financial statements have, in management's opinion, been properly prepared using judgement within reasonable limits of materiality. These interim consolidated financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended December 31, 2002. The significant accounting policies follow that of the most recently reported audited annual consolidated financial statements.

Accounting estimates

The preparation of interim financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

2. Investments

a) Investment in URRMA Biopharma Inc.

On March 29, 2001, the Corporation completed a $2.0 million private placement in URRMA Biopharma Inc. ("URRMA"), a private development stage biotech company based in Montreal. This transaction involved the purchase of 2.0 million Class A shares at the price of $1.00 per share and 2.0 million Class A share purchase warrants. Each whole Class A share purchase warrant is exercisable at $1.00 per share until September 29, 2004.

On January 29, 2002, the Corporation exercised 1.0 million Class A share purchase warrants to purchase an equivalent number of Class A shares for $1 million. In return for the early exercise of its warrants, the Corporation received from URRMA a total of 100,000 additional warrants priced at $0.50 per share to be exercisable over a period of three years.

On January 15, 2003, Urrma Biopharma Inc. completed a private placement financing of $1,150,000 to cover expenses of ongoing clinical trials. The Corporation invested $240,000, consisting of 400,000 Class B shares and 400,000 to 800,000 warrants subject to certain financing milestones. Each warrant entitles the holder to acquire one Class B share until January 15, 2008 at an exercise price of $1.00.

Franc-Or Resources Corporation

Notes to consolidated interim financial statements
March 31, 2003
(unaudited)

2. Investments (Cont'd)

b) Investment in BCS Collaborative Solutions Inc.

On March 9, 2001, the Corporation completed a $200,000 private placement in BCS Collaborative Solutions Inc. ("BCS"), a private telecommunications company based in Toronto. In July 2002, BCS went public on the TSX Venture exchange through a reverse take-over procedure. The Corporation holds 200,062 common shares of BCS and has written-down the investment to its market value of $60,000 on March 31, 2003.

3. Deferred exploration expenses

	December 31 2002	Expendi-tures	Write-off	March 31 2003
Nevada	$ 896,495	$ 120,607	$ -	$ 1,017,102
French Guiana	-	86,047	(86,047)	-
	$ 896,495	$ 206,654	$ (86,047)	$ 1,017,102

4. Share capital

Authorized
An unlimited number of common shares without nominal value

Issued

	March 31, 2003	
	Number of shares	Amount
Balance at beginning and end of year	25,760,762	$ 30,992,408

No changes occurred to the status of the stock options and warrants since the reported information in the audited consolidated financial statements for the year ended December 31, 2002.

5. Related party transactions

The Corporation carried out the following transactions, with its directors and officers:

	March 31	
	2003	2002
Deferred exploration costs	$ 18,564	$ 17,335
Professional and consulting fees	46,734	52,497
	$ 65,298	$ 69,832

These transactions are in the normal course of operations of the Corporation and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.